Exhibit 3(i)

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF

BIO-MATRIX SCIENTIFIC GROUP, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the name of this corporation (the "Corporation") is Bio-Matrix Scientific Group, Inc.

SECOND: The Board of Directors of the Corporation duly adopted the following amendments to the Certificate of Incorporation:

THIRD: that the Certificate of Incorporation of this Corporation be amended by changing the Article thereof numbered " Fourth” so that, as amended, said Article shall be and read as follows:

"FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

One Hundred Million (100,000,000) shares of Common Stock with a par value of $0.0001 each; and Twenty Million (20,000,000) shares of Preferred Stock with a par value of $0.0001 each, Two Hundred Thousand (200,000) shares of Non Voting Preferred Stock with a par value of $1.00 each

Non Voting Convertible Preferred Stock shall convert at the option of the holder into shares of the corporation’s common stock at a conversion price equal to seventy percent (70%) of the lowest Closing Price for the five (5) trading days immediately preceding written receipt by the corporation of the holder’s intent to convert.

“CLOSING PRICE" shall mean the closing bid price for the corporation’s common stock on the Principal Market on a Trading Day as reported by Bloomberg Finance L.P.

“PRINCIPAL MARKET" shall mean the principal trading exchange or market for the corporation’s common stock.

“TRADING DAY” shall mean a day on which the Principal Market shall be open for business.

The Common Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. The Board of Directors of the Corporation shall have the full authority permitted by law to establish one or more series and the number of shares constituting each such series and to fix by resolution full or limited, multiple or fractional, or no voting rights, and such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of the Common Stock that may be desired. Subject to the limitation on the total number of shares of Common Stock which the Corporation has authority to issue hereunder, the Board of Directors is also authorized to increase or decrease the number of shares of any series, subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

The Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. The Board of Directors of the Corporation shall have the full authority permitted by law to establish one or more series and the number of shares constituting each such series and to fix by resolution full or limited, multiple or fractional, or no voting rights, and such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of the Preferred Stock that may be desired. Subject to the limitation on the total number of shares of Preferred Stock which the Corporation has authority to issue hereunder, the Board of Directors is also authorized to increase or decrease the number of shares of any series, subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

Effective as of February 18, 2020 (the “Effective Date”), a one-for-two thousand reverse stock split of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), shall become effective, pursuant to which each two thousand shares of Common Stock outstanding and held of record by each stockholder of the Corporation immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Date and shall represent one share of Common Stock from and after the Effective Date (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Fractional shares of Common Stock shall be rounded up to the nearest whole share.

Effective as of February 18, 2020 (the “Effective Date”), a one-for-two thousand reverse stock split of the Corporation’s preferred stock, par value $0.0001 per share and the Corporation’s Series B preferred stock, par value $0.0001 ( each series collectively and individually referred to as the “Preferred Stock”) shall become effective, pursuant to which each two thousand shares of Preferred Stock outstanding and held of record by each stockholder of the Corporation immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Preferred Stock automatically and without any action by the holder thereof upon the Effective Date and shall represent one share of Preferred Stock from and after the Effective Date (such reclassification and combination of shares, the “Preferred Reverse Stock Split”). The par value of the Preferred Stock following the Preferred Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Preferred Stock shall be issued as a result of the Preferred Reverse Stock Split. Fractional shares of Preferred Stock shall be rounded up to the nearest whole share. The Preferred Reverse Stock Split shall not apply to the Corporation’s Non Voting Convertible Preferred Stock, par value $1.00. Fractional shares of all series of preferred stock subject to this action shall be rounded up to the nearest whole share.

FOURTH: This Certificate of Amendment to the Certificate of Incorporation of the Corporation shall become effective on February 18, 2020.

FIFTH: That, by written consent executed in accordance with Section 228 of the General Corporation Law of the State of Delaware, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, and the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, was given written notice of the proposed amendment to the Certificate of Incorporation and voted in favor of the adoption of the amendment to the Certificate of Incorporation. The necessary numbers of shares, as required by statute, were voted in favor of the amendment.

SIXTH: That said amendments to the Certificate of Incorporation were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 29th day of January, 2020.

By:/s/ Timothy Foat

Timothy Foat

Chief Executive Officer

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